[Exhibit 99]
ALBRIGHT, STODDARD, WARNICK
 & ALBRIGHT
G. MARK ALBRIGHT
Nevada Bar No. 001394
WILLIAM H. STODDARD, ESQ.
Nevada Bar No. 001477
Quail Park Suite D-4
801 South Rancho Drive
Las Vegas, NV 89106
Telephone: (702) 384-7111

Counsel for ITT Corporation Shareholder Plaintiffs
[Additional counsel appear on signature page.]

                        UNITED STATES DISTRICT COURT

                             DISTRICT OF NEVADA


-----------------------------------
ITT CORPORATION, BETTE B. ANDERSON,        Civil Action No.
RAND V. AROSKOG, NOLAN D. ARCHIBALD,       CV-S-97-00893-DWH
ROBERT A. BOWMAN, ROBERT A. BURNETT,      (RLH)
PAUL . KIRK, JR., EDWARD C. MEYER,
BENJAMIN F. PAYTON, VIN WEBER,
MARGITA E. WHITE, and KENDRICK R.
WILSON, III,

                  Plaintiffs,

         -vs.-

HILTON HOTELS CORPORATION and HLT
CORPORATION,

                   Defendants.

-----------------------------------


           ITT SHAREHOLDER PLAINTIFFS' SUPPLEMENTAL MEMORANDUM OF
          POINTS AND AUTHORITIES IN RESPONSE TO ITT CORPORATION'S
                       REQUEST FOR DECLARATORY RELIEF

     Plaintiffs in the action entitled Taub, et al v. Araskog, et al, CV-8-97-00106-HDM (LRL) pending in this district (the "Shareholder Action") respectfully submit this memorandum to supplement their July 31, 1997 Opening

Memorandum In Response to ITT Corporation's Request For Declaratory Relief.[1] (In this memorandum, plaintiffs in the Shareholder Action are referred to as the "ITT Shareholders"). The ITT Shareholders submit this memorandum in light of the announcement on August 6, 1997 that Hilton Hotels Corp. ("Hilton") increased its offer for ITT Corp. ("ITT") from $55 per share to $70 per share (the "Revised Hilton Offer").

                           PRELIMINARY STATEMENT

          In the Shareholder Action, the ITT Shareholder Plaintiffs seek to enjoin actions taken by the defendants to thwart a takeover offer originally made by Hilton on January 27, 1997 (the "Original Offer") to acquire ITT for $55 per share. The ITT Shareholder Plaintiffs allege that defendants in the Shareholder Action were depriving ITT's shareholders of the opportunity to realize the full benefits of their investment in ITT.

          On July 15, 1997, ITT's Board of Directors approved a comprehensive plan (the "Comprehensive Plan") that would have: (i) split ITT into three distinct companies (the "Spinoff"); (ii) repurchased approximately 25% of ITT's outstanding shares at $70 per share (the "Equity

--------

     [1] ITT's motion for declaratory relief was filed in ITT, et al. v. Hilton Hotels Corp., et al., CV-S-97-00893-DWH (RLH).

Repurchase"); and (iii) repurchased all of ITT's publicly held debt securities. When ITT announced the Comprehensive Plan, Hilton's Original Offer had been outstanding for six months.

          On July 31, 1997 the ITT Shareholders, through their counsel, filed a memorandum of law informing the Court that when Hilton's Original Offer was compared to the Comprehensive Plan, they considered the Comprehensive Plan to better serve the interest of ITT's shareholders. Hilton's Revised Offer of $70 per share represents a 64% premium over ITT's stock price before Hilton announced the Original Offer of $55 per share in January, 1997. The Revised Offer fundamentally alters the comparison of the rival proposals of ITT and Hilton. As a result, the ITT Shareholders want to -- and also believe that ITT's board must -- fully assess Hilton's Revised Offer.[2] The ITT Shareholders are no longer able to unequivocally say that the Comprehensive Plan better serves the interests of ITT's shareholders when compared to the Hilton Revised Offer.

                             STATEMENT OF FACTS

--------

     [2] Indeed the ITT Shareholders believe that the shareholders of ITT would be best served if ITT representatives met with Hilton representatives so that they may be fully informed about Hilton's Revised Offer with the hope that some agreement may result which benefits the ITT Shareholders.

          The opening memorandum submitted by the ITT Shareholders in this action contained a detailed statement of facts. In this memorandum only those facts will be repeated that are necessary for a full understanding of the ITT Shareholders' position.

          1.   Hilton's Tender Offer and The Shareholder Action

          On January 27, 1997, Hilton announced the Original Offer, pursuant to which Hilton would acquire 50.1% of the common stock of ITT at a price of $55 per share, and proposed a stock merger for the rest of ITT's common stock.

          Following news of Hilton's Original Offer, the ITT Shareholders filed the Shareholder Action (Taub, et al v. Araskog, et al., CV-8-97-00106-HDM (LRL)) in this Court against ITT and its officers and directors. The ITT Shareholders allege that ITT and the individual defendants had failed to adequately consider the Hilton Offer and were preparing to use their positions of control over ITT to thwart legitimate attempts to acquire ITT. Among other things, in the Shareholder action the ITT Shareholders seek a permanent injunction preventing defendants from depriving ITT's shareholders of their right to realize a full and fair value for their ITT stock and compelling defendants to maximize shareholder value. The Shareholder Action is still pending in this Court.

          2.   ITT's Response To The Hilton Offer

          At meetings of February 11, 1997 and again on July 15, 1997, the ITT Board assessed Hilton's Original Offer and unanimously concluded that it was inadequate and not in the best interests of ITT or its shareholders. At the July 15, 1997 meeting, ITT's board approved the three part
Comprehensive Plan that would involve:

               o the separation (the "Spinoff") of ITT into three distinct, publicly owned companies focused on (a) hotels and gaming; (b) telephone directories publishing; and (c) post-secondary technical education;

               o    the repurchase of up to 30 million shares
                    (approximately 25% of the outstanding shares) at a price of $70 per share (the "Equity Repurchase"); and

               o the repurchase of all of ITT's publicly held debt securities. Id.

          3. The ITT Shareholders Favored The Comprehensive Plan Over Hilton's Original Offer

          On July 31, 1997, after reviewing the Comprehensive Plan and comparing it to Hilton's Original Offer of $55 per share, the ITT Shareholders filed a memorandum with this Court stating their position that the Comprehensive Plan was superior to the $55 per share offered by Hilton. The ITT Shareholders' position was based upon the facts as they existed on July 30, 1997 and was without prejudice to their right to amend their position should circumstances change. (See ITT Shareholders Opening Mem. at 5, n.3.).

          4.   Hilton's Revised Offer And The ITT Shareholders' Reaction

          The situation changed dramatically on August 6, 1996 when Hilton announced that it was revising its offer to increase the offering price from $55 per share to $70 per share, raising the cash and stock portion of the bid from $6.5 billion to $8.3 billion. Including the assumption of ITT debt, Hilton's Revised Offer is worth a total of $11.5 billion. Moreover, Hilton's Revised Offer represents a 64% premium over ITT's stock price before Hilton announced the Original Offer in January, 1997.

          Pursuant to the Revised Offer, after Hilton's tender offer is completed, Hilton's announced intention is to complete a second-step merger in which remaining ITT shares would be converted into shares of Hilton common stock with a value of $70 per share of ITT. Hilton's Revised Offer is the exact type of change that the ITT Shareholders hoped to bring about by supporting the Comprehensive Plan over the old $55 per share offer by Hilton. Now, as a result of the Hilton's Revised Offer, the ITT Shareholders can no longer support the Comprehensive Plan. Hilton's Revised Offer dramatically changes the stakes and requires ITT's board to fully evaluate the Revised Offer and take all appropriate steps to enhance the value of the ITT stock held by the ITT Shareholders.

                                 CONCLUSION

          For the reasons set forth above, given the Revised Offer by Hilton, the ITT Shareholders submit that the Comprehensive Plan adopted by ITT's Board is not clearly superior to Hilton's Revised Offer and the ITT Shareholders request the ITT board to take further steps to insure that the ITT Shareholders will have the opportunity to maximize the value of their shares.

Dated: August 7, 1997

                                   ALBRIGHT, STODDARD, WARNICK & ALBRIGHT

                                   By: /s/ G. Mark Albright
                                       --------------------
                                    G. Mark Albright
                                    Nevada Bar No. 001477
                                    Quail Park Suite D-4
                                    801 South Rancho Drive
                                    Las Vegas, NV 89106
                                    (702) 384-7111

                                        Arthur N. Abbey
                                        Mark C. Gardy
                                        Stephen J. Fearon, Jr.
                                        ABBEY, GARDY & SQUITIERI, LLP
                                        212 East 39th Street
                                        New York, New York 10016
                                        (212) 889-3700

                                        Robert A. Wallner
                                        MILBERG WEISS BERSHAD HYNES &
                                          LERACH LLP
                                        One Pennsylvania Plaza
                                        New York, New York 10119
                                        (212) 594-5300

                                        Jeffrey G. Smith
                                        WOLF HALDENSTEIN ADLER FREEMAN
                                        & HERZ LLP
                                        270 Madison Avenue
                                        New York, New York 10016
                                        (212) 545-4600

                                        Stephen D. Oestreich
                                        WOLF POPPER, LLP
                                        845 Third Avenue
                                        New York, New York 10022
                                        (212) 759-4600

                                        Counsel for ITT Shareholder
                                        Plaintiffs

                           CERTIFICATE OF SERVICE

          I, Brandi Lujan hereby certify that on this 7 day of August, 1997, I caused a copy of the accompanying ITT Shareholder Plaintiffs' Opening Memorandum Of Points And Authorities In Response To ITT Corporation's Request For Declaratory Relief to be served upon defense counsel listed below via Facsimile Transmission and Federal Express overnight mail delivery:

          Steve Morris
          Kristina Pickering
          SCHRECK MORRIS
          1200 Bank of America Plaza
          300 South Fourth Street
          Las Vegas, Nevada 89101
          (702) 382-8135

          Bernard W. Nussbaum
          Eric M. Roth
          Marc Wolinsky
          Scott L. Black
          WACHTELL, LIPTON, ROSEN & KATZ
          51 West 52nd Street
          New York, New York 10019
          (212) 403-2000

          Thomas F. Kummer
          Von S. Heinz
          Seventh Floor
          3800 Howard Hughes Parkway
          Las Vegas, Nevada 89109
          (702) 796-7181

          Rory O. Millson
          Sandra C. Goldstein
          CRAVATH, SWAINE & MOORE
          825 Eighth Avenue
          New York, New York 10019
          (212) 474-3700

                            /s/ Brandi K. Luijan